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                       ARKANSAS PUBLIC SERVICE COMMISSION



IN THE MATTER OF THE JOINT APPLICATION    )
OF HOUSTON INDUSTRIES INCORPORATED,       )
HOUSTON LIGHTING & POWER COMPANY, HI      )
MERGER, INC. AND ARKLA, A DIVISION OF     )   DOCKET NO. 96-286-U
NORAM ENERGY CORPORATION, FOR APPROVAL    )   ORDER NO. 7
OF AN AGREEMENT PROVIDING FOR THE MERGER  )
OF NORAM ENERGY CORPORATION WITH HOUSTON  )
INDUSTRIES INCORPORATED, ET AL.           )


                                    O R D E R


         On September 6, 1996, Houston Industries Incorporated ("HI"), Houston Lighting & Power Company ("HL&P"), and HI Merger, Inc. ("HI Merger") (collectively referred to as "HI Applicants") and Arkla, a division of NorAm Energy Corp. ("NorAm"), pursuant to the provisions of Ark. Code Ann. ss.23-3-301 et seq., filed a Join Application requesting Commission approval of an agreement by which NorAm will be merged with HI Applicants. In support of the Joint Application, HI Applicants also filed on September 6, 1996, the prepared Direct Testimony of Mr. Stephen C. Schaeffer, Executive Vice President of HL&P, on behalf of HI Applicants.
         HI, incorporated in Texas in 1976, is a publicly-owned holding company operating principally in the electric utility business. HI currently has two principal subsidiaries: HL&P and HI Energy. HI's regulated subsidiary, HL&P, was founded in 1901 and is currently the nation's ninth-largest electric utility in terms of kilowatt-hour sales. HL&P provides electric service to 1.5 million customers in a 5,000 square mile service area in Texas which includes the City of Houston. As a member of the Electric Reliability Council of Texas (ERCOT) operating solely within the State



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of Texas, HL&P is regulated by the Texas Public Utility Commission ("TPUC")
under the Texas Public Utility Regulatory Act ("PURA") but is not regulated by the Federal Energy Regulatory Commission ("FERC") under the Federal Power Act. HI's unregulated subsidiary, HI Energy, pursues foreign utility privatizations and the development of unregulated domestic and foreign power generation projects. HI Merger is a Delaware Corporation organized solely for the purpose of serving as an acquisition vehicle. HI Applicants' principal place of business and headquarters is located in Houston, Texas.
         Arkla is a natural gas distribution division of NorAm Energy Corporation, serving approximately 425,000 residential, commercial and industrial customers through facilities located in 59 counties in Arkansas. As such, Arkla is a public utility within the meaning of Ark. Code Ann. ss.23-1-101 (Supp. 1991), and is subject to the jurisdiction of this Commission. Arkla also serves residential, commercial and industrial customers in Oklahoma, Louisiana and Texas and is, accordingly, regulated as well by the respective Public Utility Commissions of Oklahoma and Louisiana and the Railroad Commission of Texas. Arkla's principal place of business and headquarters is located in Little Rock, Arkansas, and Shreveport, Louisiana. NorAm is a Delaware corporation with its headquarters located in Houston, Texas.
         In addition to its Arkla division, NorAm also provides natural gas distribution services in Mississippi, Louisiana and Texas through its Entex division and in Minnesota through its Minnegasco division. Combined, the three divisions serve nearly 3 million customers in six states.
         The Agreement and Plan of Merger, between HI Applicants and NorAm sets forth a primary plan and two alternative plans that could occur in the event that certain issues related to the Public



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Utility Holding Company Act of 1935 ("PUHCA") are not resolved as anticipated by
HI Applicants. Under the primary plan of merger ("the Expected Structure"), HI and HL&P would be combined into a single company with HL&P as the surviving company to be renamed Houston Industries Incorporated ("Houston"). NorAm would become a first tier wholly-owned subsidiary of Houston. Arkla, which is currently a division of NorAm, would continue to operate as a division of NorAm. HI and NorAm have filed at the United States Securities and Exchange Commission ("SEC") an application for an order determining that the public utility holding company resulting from the Expected Structure, i.e. Houston, will be an exempt public utility holding company under Section 3(a)(2) of PUHCA.
         Although NorAm and HI Applicants anticipate that Houston will qualify for the exemption, the Merger Agreement describes two alternative plans that could be implemented in the event that the exemption is not granted or if PUHCA is amended or repealed before the merger is concluded. However, by the Joint Application, HI Applicants are not requesting approval of the alternative merger plans. HI Applicants are currently seeking approval only for the Expected Structure.
         HI will pay $16 per share or approximately $2.5 billion to acquire all of the outstanding NorAm stock. Each NorAm stockholder will be entitled to elect to receive either cash or Houston common stock; however, elections may be prorated so that approximately 50% will be paid in cash and approximately 50% will be paid in Houston stock.
         The proposed merger does not seek any changes in the rates charged by Arkla to its customers, or in any of its existing policies with respect to service, employees, operations, financing, accounting, capitalization, depreciation, or other matters affecting the public interest or utility



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operations. Further, under the Expected Structure proposal there will be no encumbrance of Arkla's utility property. Arkla will continue to maintain its books in accordance with all requirements of the Arkansas Public Service Commission.
         In addition to the approval of the SEC and this Commission, HI Applicants and NorAm must also apply for and secure the approval of the merger from the Public Utility Commissions of Oklahoma, Louisiana, Minnesota and Mississippi. NorAm and/or the HI Applicants are also required to make certain filings with the FERC and the Nuclear Regulatory Commission ("NRC").
         In order to consummate the merger, the parties to the Merger Agreement must obtain the approval of this Commission pursuant to Ark. Code Ann. ss.23-3-301 et. seq. and the Commission's rules and regulations. Ark. Code
Ann. ss.23-3-306 requires that a "Statement" be filed with the Commission containing all of the applicable information specified by Ark. Code Ann. ss.23-3-307. Such Statement was filed by HI Applicants as Exhibit "E" to the Joint Application.
         HI Applicants assert that they are proper and appropriate entities to own the capital stock of NorAm, and that the transaction proposed in the Merger Agreement will not adversely affect Arkla's utility operations or Arkla's customers in Arkansas and will not result in any of the potentially adverse effects described in Ark. Code Ann. ss.23-3-301 or Ark. Code Ann. ss.23-3-310. HI Applicants assert that their employees and managers are competent and qualified persons in the utility industry and they intend for Arkla to continue to provide gas distribution service in Arkansas in accordance with the rules and regulations of this Commission and in an effective and efficient manner.



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         HI Applicants further state that both HI Applicants and NorAm wish to consummate the proposed transaction at the earliest possible time and that review by this Commission is requested on an expedited basis to be concluded as soon as possible but, in any event, within the time frames provided for in Ark. Code Ann. ss.23-3-311. Certified copies of the resolutions of the Boards of Directors of HI, HL&P, HI Merger and NorAm, approving the merger, were attached as exhibits to the Joint Application. Ark. Code Ann. ss.23-3-311 requires that a public hearing be commenced within thirty (30) days after the filing of the Joint Application. Accordingly, Order No. 1, entered on September 6, 1996, scheduled a public hearing to consider the Joint Application for October 7, 1996. Order No. 1 further directed HI Applicants to publish notice of the pendency of the Joint Application and public hearing in the Arkansas Democrat-Gazette on two consecutive days at least fifteen (15) days prior to the scheduled public hearing. According to a Proof of Publication filed in this docket on September 12, 1996, the required notice was published on September 11 and 12, 1996, as directed.
         A public hearing was conducted by the Commission on October 7, 1996, as scheduled. Parties appearing before the Commission were Arkla, HI Applicants, the Arkansas Gas Consumers ("AGC"), and the General Staff of the Commission ("Staff"). Testimony was presented by Mr. Schaeffer on behalf of HI Applicants and by Mr. Toby L. Reese on behalf of the Staff. No witnesses were called by Arkla or AGC. Although AGC presented no testimony, counsel for AGC announced at the close of the public hearing that "AGC will not oppose the approval of the merger."
         Mr. Schaeffer testified that the proposed merger is a strategic merger not driven by the potential for near-term cost savings. By combining the expertise of HI and NorAm in their



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respective sectors in the energy industry, Mr. Schaeffer asserts that both HI and NorAm will be better positioned to take advantage of the rapidly evolving changes in the energy industry and to provide innovative and cost effective service to their merged gas and electric customers. Furthermore, HI believes that the merger offers it and its stockholders the benefits of additional retail distribution customers, NorAm's growing wholesale trading organization, and NorAm's international business strategy which complements its own. NorAm believes that the merger with HI, a company with greater financial strength and flexibility, is the best alternative for achieving its strategic objectives, and enhancing its value for its stockholders.
         Although Mr. Schaeffer anticipates some near-term "modest" cost savings, he also expects virtually all of such savings during the first three years after the merger to be offset by costs necessary to achieve them. Mr. Schaeffer further testified that a rate increase would not be sought as a result of the merger and that no attempt would be made to recover in rates any of the acquisition premium to be paid in connection with the merger. Also, HI Applicants' response to Staff Interrogatory TLR-12(B) advises that if the proposed merger is executed, Houston's subsidiaries and affiliates " . . . will not seek to recover any of the acquisition premium through services or goods provided or to be provided to Arkla." Moreover, Mr. Schaeffer stated that HI was "committed to holding the line on the allocation of corporate overheads to the various [public] utilities."
         However, in regard to the payment of severance benefits and the expenses associated with preparing for and carrying out the Merger Agreement, HI Applicants and Arkla have not provided the same level of assurance. Although responses to Staff Interrogatories TLR-30 and TLR-2(D) indicate that these costs and expenses will have "no current effect on Arkla customers", HI



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Applicants and Arkla have reserved the right to argue in future cases that all or part of these expenses should be considered reasonable and prudent expenses.
         In addition to the referenced strategic factors, Mr. Schaeffer testified that the combined companies would have a much stronger balance sheet which would benefit both Arkla and its customers. With combined assets of $17.6 billion, Mr. Schaeffer asserts that the merged companies will have greater financial capability than NorAm currently has and, therefore, should be able to support innovative customer initiatives while continuing to meet traditional utility standards of reliability at a reasonable cost to their customers.
         Mr. Schaeffer also testified that the merger would not substantially lessen competition and that HI has no existing operations in Arkansas and that no fundamental changes are expected in Arkla's Arkansas operations as a result of the merger.
         Mr. Reese testified that his review of the Joint Application focused, in particular, on the Joint Application's compliance with the provisions of Ark. Code Ann. ss.23-3-306 and ss.23-3-307 as to the filing of the required Statement and the contents of that Statement, and on the provisions of Ark. Code Ann. ss.23-3-310 regarding the statutory grounds for disapproval of the proposed merger. Mr. Reese concludes that the Joint Application, as filed, substantially complies with the provisions of these sections of the Arkansas Code.


         Mr. Reese further testified that, based upon HI Applicants' and Arkla's responses to Staff's interrogatories, the Commission will have access to the books and records of HI Applicants and Arkla and their affiliates and subsidiaries with respect to matters relating to Arkansas rates; that proper accounting procedures will continue to be employed to protect against cross-subsidization




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of non-regulated businesses by Arkla's customers; and that HI Applicants and
Arkla and their significant subsidiaries and affiliates will continue to maintain their books in a manner consistent with generally accepted accounting principles and, where appropriate, consistent with the FERC Uniform System of Accounts.
         The responses to these interrogatories also affirm that HI Applicants and Arkla will make available to testify in Commission proceedings knowledgeable witnesses necessary for Arkla to satisfy its burden of proof with respect to non-regulated business transactions that have an effect on Arkla's retail rates; that Arkla will continue to be staffed with an appropriate management team; and that the HI Applicants commit to make financial resources available to allow Arkla to satisfy its utility obligations.
         On cross-examination of Mr. Reese by counsel for AGC, Mr. Reese further testified as follows regarding the importance of this Commission's continuing ability to fully review Arkla's relationships, dealings and transactions with its affiliates:
         Q. Mr. Reese, do you think the Staff would consider it detrimental to the public interest if this merger were approved and this Commission could not fully review Arkla's relationships, dealings and transactions with affiliates?

         A. Well, based upon information that was provided in the joint application and in response to certain Staff interrogatories, the company has indicated to us or the applicants have indicated to us that we will be provided with what information that we need to carry out our duties.

         Q. I understand that, but if the company had not provided those assurances, would you consider that to be detrimental to the public interest? If -- let me restate that. Would you consider it to be detrimental to the public interest if Arkla did not provide information so that this Commission could review Arkla's dealings with its affiliates?

         A. Yes, I would. (TR. 56)



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         On cross-examination of Mr. Schaeffer by counsel for AGC, Mr. Schaeffer reiterated HI's prior assurances that HI would continue to provide this Commission with access to information concerning affiliate relationships of Arkla if the proposed merger was approved by the Commission.
     Ark. Code Ann. ss.23-3-310 essentially requires that the Commission approve the proposed merger unless the Commission affirmatively finds that one or more of the adverse conditions enumerated therein will exist if the merger is consummated. If the Commission finds that one or more of the adverse conditions would exist if the merger is consummated, then the Commission must disapprove the merger. Ark. Code Ann. ss.23-3-310 provides as follows:

         23-3-310.  GROUNDS FOR DISAPPROVAL.

                  The Commission shall approve any merger or other acquisition of control referred to in ss.23-3-306 unless, after a public hearing thereon, it finds that one (1) or more of the following conditions will exist if the merger or other acquisition of control is consummated, in which event it shall disapprove the merger or acquisition of control and the merger or acquisition of control shall not be consummated:

                  (1) The acquisition of control would adversely affect the contractual obligations of the domestic public utility or of any person controlling the domestic public utility or the ability or commitment to continue to render the same level of service to its customers that the domestic public utility is currently rendering;

                  (2) The effect of the merger or other acquisition of control would be substantially to lessen competition in the furnishing of public utility service in this state;

                  (3) The financial condition of any acquiring party is such as might jeopardize the financial stability of the domestic public utility or any person controlling the domestic public utility or would otherwise prejudice the interest of the domestic public utility's customers;

                  (4) The plans or proposals which an acquiring party has to liquidate the public utility or any such controlling person, to sell its assets or a substantial part thereof, or to consolidate or merge it with any person, or to make any other material change in its investment policy, business or corporate structure, or management would be detrimental to the customers of the domestic public utility and not in the public interest; or



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                  (5) The competence, experience, and integrity of those persons who would control the operation of the domestic public utility are such that it would not be in the interest of its customers and the public to permit the merger or other acquisition of control.

         Based upon his review of all the information contained in the Joint Application and exhibits thereto, the testimony of Mr. Schaeffer, and the responses to Staff's interrogatories, Mr. Reese testified that he had not found any "information which would indicate that any of the conditions outlined in Ark. Code Ann. ss.23-3-310 will exist if the proposed merger is consummated." Accordingly, Mr. Reese concluded that he could "find no basis for disapproval."
         In addition to the specified information which must be provided to the Commission pursuant to Ark. Code Ann. ss.23-3-307, the Commission has the power to require the submission of "[a]ny" additional information which the Commission may by rule or regulation prescribe as necessary or appropriate for the protection of ratepayers of the domestic public utility or in the public interest." Ark. Code Ann. ss.23-3-307 (a) (10) (Emphasis added). Ark. Code Ann. ss.23-3-305 further provides that the Commission "shall have power to perform any and all acts, and to prescribe, issue, make, amend, and rescind any orders, rules, and regulations which it may find necessary or appropriate to carry out the provisions of this subchapter." (Emphasis added). Ark. Code Ann. ss.23-2-301 also provides that "[t]he Commission is vested with the power and jurisdiction, and it is made its duty, to supervise and regulate every public utility . . . and to do all things, whether specifically designated in this act, that may be necessary or expedient in the exercise of such power and jurisdiction, or in the discharge of its duty." (Emphasis added).

         Based upon the record that has been assembled to date in this proceeding, the Commission cannot categorically find and conclude that none of the adverse conditions enumerated in Ark. Code


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Ann. ss.23-3-310 will exist if the proposed merger is consummated. One condition which the Commission must find will not exist is that the proposed merger "would be detrimental to the customers of the domestic public utility and not in the public interest . . .." Ark. Code Ann. ss.23-3-310 (4). Further, Ark. Code Ann.
ss.23-3-301(b) (4) makes it clear that the General Assembly of Arkansas intended for the Commission to satisfy itself that the proposed merger will not " [b]e detrimental to the customers of the domestic public utility and not be in the public interest . . .."
         As the record now exists, the Commission finds no evidence that any of the adverse consequences set forth in Ark. Code Ann. ss.23-3-310 will exist if the proposed merger is consummated. However, the record is not complete at this time. Still outstanding are the required regulatory approvals of the Public Utility Commissions of Louisiana, Mississippi, and Minnesota, the SEC, and the FERC. The Public Utility Commission of Oklahoma has issued its order approving the proposed merger and a copy of said order has been filed in the record of this proceeding.
         It is conceivable, although not necessarily anticipated by this Commission, that the various applications related to the proposed merger now pending in Louisiana, Mississippi, Minnesota and before the SEC and FERC could be resolved in ways that might be detrimental or unfair to Arkla's Arkansas ratepayers. Therefore, this Commission is obligated to withhold final "unconditional" approval of the proposed merger until it has had an opportunity to review and consider the final resolution of all such applications.
         Accordingly, HI Applicants, NorAm and Arkla are hereby directed to file in this proceeding any and all documents, agreements, orders, etc. that are necessary to properly reflect the totality of



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all terms and conditions upon which final resolution of said applications is based by the Public Utility Commissions of Louisiana, Mississippi, and Minnesota and the SEC and FERC.
         In the interim, and based solely upon the record as it now exists, this Commission finds and orders as follows:
         1. The Arkansas Public Service Commission has jurisdiction over this matter and the parties to this proceeding pursuant to Ark. Code Ann.
ss.23-3-301 et seq., and the Commission's Rules of Practice and Procedure.
         2. But for the Commission's reservations set forth hereinabove, the Joint Application, as filed, substantially complies with the provisions of Ark. Code Ann. ss.ss.23-3-306, 23-3-307 and 23-3-310.
         3. Accordingly, the Expected Structure of the proposed merger, as set forth in the Joint Application, is hereby approved on a conditional basis pending this Commission's review and consideration of the final resolution of related proceedings pending before the Public Utility Commissions of Louisiana, Mississippi, and Minnesota and the SEC and FERC.
         4. Approval of the Expected Structure of the proposed merger is further conditioned upon the continued compliance by HI Applicants, Houston, NorAm and Arkla with the various regulatory assurances referenced hereinabove and as otherwise contained in the record of this proceeding.
         5. This Commission will issue an appropriate final order in this proceeding pending its review and consideration of the necessary documents to be filed in this docket reflecting the final


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resolution of the related proceedings pending before the Public Utility
Commissions of Louisiana, Mississippi and Minnesota and the SEC and FERC.
         6. The record of this proceeding shall remain open for the purposes set forth hereinabove.
         BY ORDER OF THE COMMISSION.
         This 6th day of November, 1996.

                                           /s/ Sam I. Bratton, Jr.
                                               --------------------------------
                                               Sam I. Bratton, Jr., Chairman


                                           /s/ Patricia S. Qualls
                                               --------------------------------
                                               Patricia S. Qualls, Commissioner


                                           /s/ Julius D. Kearney
                                               --------------------------------
                                               Julius D. Kearney, Commissioner


/s/ Shellie Jackson Casting
    ---------------------------
    Jan Sanders
    Secretary of the Commission